

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 28, 2023

Samuel Thacker
President of Double Platinum Management LLC
Jukebox Hits Vol. 1 LLC
10000 Washington Blvd,
Suite 07-134
Culver City, CA 90232

> **Re: Jukebox Hits Vol. 1 LLC**
> **Offering Statement on Form 1-A**
> **Filed on October 5, 2023**
> **File No. 024-12335**

Dear Samuel Thacker:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed October 5, 2023

General

1. We note your response to comment 5. However, we also note your page 47 disclosure regarding Historical Royalties in which you state that "[t]his information is not independently verified by the Company and is not capable of being independently verified by the Company." Therefore, please tell us how you determined you have a reasonable basis for the Historical Royalties information, and disclose any underlying assumptions. Relatedly, please tell us how you determined you have a reasonable basis for the Trailing Royalty Share Yield information on the Jukebox Platform and the Trailing Yield information in your Offering Circular.

2. Please revise your Offering Circular and/or the Administrative Services Agreement, as appropriate, to more clearly distinguish the services performed by the Manager for the Company, as compared to the services performed by Jukebox Co. for the Manager. In this regard, we note that your Offering Circular states that the Manager's responsibilities for

the Company include, in part, the administrative functions necessary for the Company's day-to-day operations; financial and operational planning services; tax and accounting; and regulatory compliance and reporting. It appears such responsibilities are expected to be carried out by the Manager's executive officers, which suggests that they would also be capable of carrying out the same responsibilities for the Manager itself. However, Exhibit A of the Administrative Services Agreement states that Jukebox Co.'s responsibilities for the Manager include "accounting, financial planning, regulatory compliance and filings and administrative regulatory services, and other related activities as necessary for Service Recipient [the Manager] to carry out its business, or otherwise as reasonably requested by Service Recipient from time to time."

3. Please revise your Offering Circular and/or the Administrative Services Agreement, as appropriate, to clarify what compensation is payable to Jukebox Co. (the Service Provider). In this regard, we note that your Offering Circular states that you reimburse the Manager for any out-of-pocket expenses paid to third parties in connection with providing services to you, including expenses incurred by Jukebox Co. in the performance of services to the Manager under the Administrative Services Agreement. However, Exhibit B of the Administrative Services Agreement states that the Service Recipient shall pay to the Service Provider a fixed fee each month.

Cover page

4. We note your statement that "Purchasing Royalty Shares does not confer to the investor any ownership in the Company, the Trust, or the underlying music portfolio containing the Music Assets." Please also indicate on the cover page that the Royalty Shares are unsecured limited obligations of the Company and that they do not have any voting rights.

5. Please revise your cover page to address the transfer restrictions on the royalty shares. We note your statement that "The Royalty Shares may only be transferred by operation of law or on a trading platform approved by the Company, such as the ATS, or with the prior written consent of the Company."

Estimated Use of Proceeds, page 28

6. Please revise here, and the Royalty Shares Offering Table section, to clarify that each of the Thacker Purchase Agreement and the Coda Purchase Agreement was not negotiated at arm's length.

7. Please revise to clarify that the company will be acquiring a pro rata portion of the corresponding Income Interests for the Royalty Shares sold in the offering. If true, indicate that this is how the use of proceeds will be prioritized between the acquisition of Income Interests, in the form of Royalty Rights, for the different series of Royalty Shares. Also address the company's plans if substantially less than the maximum proceeds are obtained and also if a de minimis amount of Royalty Shares are sold.

Thacker Purchase Agreement, page 47

8.   We note your disclosure that Mr. Thacker has made a portion of his Income Interests in certain music assets available for purchase by the Company. However, it appears that the Royalty Shares overlying such music assets have been removed from your Offering Circular. Please revise or advise as appropriate.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zachary Fallon